UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 NCO Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    628858102
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                  Jonathan P. Robinson, Chief Financial Officer
                               CRW Financial, Inc.
                  443 S. Gulph Road, King of Prussia, PA 19406
                                 (610) 878-7400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 8, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------
CUSIP No. 628858102
-------------------------

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1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      CRW Financial, Inc.
      |      23-2691986
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      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
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3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        OO
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
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6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |       Delaware
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                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        250,000
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        0
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        250,000
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        0
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     250,000
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12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
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13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     2.8%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |      CO
    |
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------
CUSIP No.   628858102
-------------------------




Item 1. Security and Issuer

     This statement relates to shares of the common stock, no par value ("Common Stock"), of NCO Group, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1740 Walton Road, Blue Bell, PA 19244.

Item 2. Identity and Background

     (a)  Name: CRW Financial, Inc. (the "Reporting Company") State of
          Incorporation: Delaware Principal Business: Indirect provider of teleservices

     (b) Principal Business Address: 443 South Gulph Road, King of Prussia, PA 19406

     (c)  Principal Office Address: Same as Item 2(b)

     (d) During the last 5 years, the Reporting Company has not been convicted in any criminal proceeding.

     (e) During the last 5 years, the Reporting Company has not been a party to a civil proceeding, the result of which was or is to enjoin future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

          Not applicable.

Item 4. Purpose of Transaction

     The Reporting Company does not at this time have any plans or proposals with respect to the Issuer as described in Items 4(a)-(j) of Schedule 13D. Subject to availability, price and applicable laws and regulations, the Reporting Company may purchase additional shares of Common Stock or other securities of the Issuer, or may sell or otherwise dispose of any or all of such securities now or hereafter acquired, on such terms as and at such prices as it may from time to time determine.

Item 5. Interest in Securities of the Issuer

     (a) As of July 9, 1997, the Reporting Company beneficially owned 250,000 shares of Common Stock. Based upon the Issuer's most recent public filings, this represents beneficial ownership of approximately 2.8% of the Issuer's issued and outstanding Common Stock.

     (b) The Reporting Company has sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it and described herein.

     (c) On July 8, 1997, the Registrant completed the sale of 345,178 shares of the Issuer's Common Stock in an underwritten secondary public offering of Common Stock conducted by the Issuer, receiving net proceeds of $27.88 per share after underwriting commissions, for aggregate net proceeds to the Reporting Company of approximately $9.6 million.

     (d)  Not applicable.

                                  SCHEDULE 13D

------------------------
CUSIP No.   628858102
------------------------



     (e) The Reporting Company ceased to be the beneficial owner of greater than five percent (5%) of the Issuer's Common Stock on July 8, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None.

Item 7.  Material to Be Filed as Exhibits

          None.

                                  SCHEDULE 13D

-----------------------
CUSIP No.   628858102
-----------------------


                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     CRW FINANCIAL, INC.



Date:    July 15, 1997               By: /s/Jonathan P. Robinson
                                         -----------------------
                                         Jonathan P. Robinson, Vice President
                                           and Chief Financial Officer